VISION ACQUISITION II, INC.
20 West 55th Street 5th Floor
New York, NY 10019

January 19, 2010

Ms. Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Vision Acquisition II, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2009
Filed December 29, 2009
File No. 000-52732

Dear Ms. Jenkins:

This letter is in response to the comments contained in the Staff’s letter, dated January 11, 2010, to Vision Acquisition II, Inc. (the “Company”), concerning the Form 10-K for the fiscal year ended September 30, 2009 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter.

On behalf of the Company, the following are our responses to the Staff's comments:

Form 10-K for Fiscal Year Ended September 30, 2009

Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

1.
We note that the report of your independent registered public accounting firm does not disclose the city and state where issued.  Please amend to provide a compliant audit report in accordance with Item 3-02 of Regulation S-T.

RESPONSE:

In response to the Staff’s comment, the report of the Company’s independent registered public accounting firm has been revised to provide for the city and state where the report was issued.

2.
We note that you are a company in the development stage. As such, please provide an audit report on your results of operations, cash flows and stockholders’ equity for the cumulative period from inception (October 6, 2006) through September 30, 2009.

RESPONSE:

In response to the Staff’s comment, the Company’s registered independent public accounting firm has provided an audit report on our results of operations, cash flows and stockholders’ equity for the cumulative period from inception (October 6, 2006) through September 30, 2009.

Item 9A(T)-Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 11

3.
We note that as of September 30, 2009, you concluded your disclosure controls and procedures were effective.  In connection with the comment below, we note that you did not include management’s report on internal control over financial reporting.  Please tell us how the omission affected your conclusion regarding the effectiveness of your disclosure controls and procedures.  Please tell us the factors you considered to support management’s conclusion that disclosure controls and procedures were effective or amend your 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

RESPONSE:

In response to the Staff’s comment and in light of the Company’s inadvertent omission of management’s assessment regarding internal controls over financial reporting in accordance with Item 308T of Regulation S-K, the Company has amended its Form 10-K to disclose management’s revised conclusion on the effectiveness of its disclosure controls and procedures from effective to ineffective as of the end of the fiscal year ended September 30, 2009.  Management has implemented additional controls to ensure that management's assessment of the Company's internal controls over financial reporting and all other information required to be disclosed in the Company’s future reports  filed or submitted under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules.

Evaluation of Internal Controls and Procedures, page 11

4.
We note your disclosure stating that you have not provided a report of management’s assessment regarding internal controls over financial reporting or an attestation report of your registered public accounting firm due to a transition period established by ruled for newly public companies.  Please note that all non-accelerated filers are required to provide management’s report on internal controls over financial reporting in annual reports for their first fiscal year ended on or after December 15, 2007.  As such, it appears that you are required to report on management’s assessment of internal control over financial reporting at September 30, 2009 in accordance with Item 308T of Regulation S-K.  Please amend your Form 10-K to comply.  Refer to SEC Release No. 33-8760.

RESPONSE:

The Company inadvertently omitted management’s assessment regarding internal controls over financial reporting.  The Company has amended its Form 10-K to provide for management’s assessment of internal controls over financial reporting.

Signatures, page 18

5.	Please revise to provide the signature of your principal executive officer with the following statement and indicate each capacity in which he is signing your annual report:

Pursuant to the requirements of the Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

RESPONSE:

In response to the Staff’s comment, the Company has revised it Form 10-K to provide for the signature of our principal executive officer below the statement as indicated above.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you.  Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

VISION ACQUISITION II, INC.

By:	/s/Antti William Uusiheimala
Antti William Uusiheimala
President